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September 29, 2014

BY HAND AND BY EDGAR

Michael Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

RE:	Veritex Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 1
Filed September 22, 2014
File No. 333-198484

Dear Mr. Clampitt:

Our client, Veritex Holdings, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 23, 2014 (the “Comment Letter”).  We enclose for filing with the Commission Amendment No. 2 to the above-referenced Registration Statement on Form S-1 of the Company (“Revised Registration Statement”), together with exhibits thereto.  On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the above referenced Registration Statement on Form S-1.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Exhibit 5.1

1.                                      Please refile the legal opinion and include the number of shares being opined upon.

Response

Counsel for the Company has revised the legal opinion submitted as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-1 to include the number of shares being opined upon. The Company has submitted the revised legal opinion as Exhibit 5.1 to the Revised Registration Statement.

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If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122.  Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson

William S. Anderson

cc:	William Schroeder
John Nolan
Jessica Livingston
Securities and Exchange Commission

C. Malcolm Holland III
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

Chet A. Fenimore
Fenimore, Kay Harrison & Ford, LLP
812 San Antonio Street, Suite 600
Austin, Texas 78701